EXHIBIT 12

CATERPILLAR FINANCIAL SERVICES CORPORATION

COMPUTATION OF RATIO OF PROFIT TO FIXED CHARGES

YEARS ENDED DECEMBER 31, (unaudited) (Dollars in Millions)

	2002	2001	2000

Net profit	$193	$212	$159

Add:
Provision for income taxes	110	119	84

Deduct:
Equity in profit of partnerships	(7)	(6)	(3)

Profit before taxes	$296	$325	$240

Fixed charges:
Interest on borrowed funds	$544	$688	$744
Rentals at computed interest*	5	5	5

Total fixed charges	$549	$693	$749

Profit before taxes plus fixed charges	$845	$1,018	$989

Ratio of profit before taxes plus fixed charges to fixed charges	1.54	1.47	1.32

*Those portions of rent expense that are representative of interest cost.